UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                id-Confirm, Inc.
               ---------------------------------------------------
                                (Name of Issuer)


                         Common Stock Par Value $0.0001
               ---------------------------------------------------
                         (Title of Class of Securities)

                                   44936E 10 6
                                   -----------
                                 (CUSIP Number)

                                 Paul T. Maricle
                          Schlueter & Associates, P.C.
                       1050 Seventeenth Street, Suite 1700
                             Denver, Colorado 80265
                             Telephone: 303-292-3883
                                Fax: 303-296-8880
                                -----------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 12, 2004
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 44936E 10 6


1. NAME OF REPORTING PERSON
   S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

        S&G Holdings, a Colorado partnership  EIN 84-1242016
        Greg A. Dickey, Partner
        Sarah K. Dickey, Partner
        Lauren B. Dickey, Partner
        Allison P. Dickey, Partner


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /_/
                                                                         (b) /_/

3. SEC USE ONLY

4. SOURCE OF FUNDS                     SC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   (d) or 2(e)                                                               / /

6. CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Colorado, USA

Number of
Shares             7.  SOLE VOTING POWER            4,435,600
Beneficially
Owned by Each      8.  SHARED VOTING POWER                N/A
Reporting Person
With               9.  SOLE DISPOSITIVE POWER       4,435,600

                   10. SHARED DISPOSITIVE POWER           N/A


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  S&G Holdings              4,435,600

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      6.4%

14. TYPE OF REPORTING PERSON*
                                       PN


* SEE INSTRUCTIONS BEFORE FILLING OUT

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.0001 par value, of id-Confirm, Inc., a Nevada corporation ("IDC"), formerly known as Fidelity Financial Concepts Limited, a Nevada corporation ("FCC"). IDC maintains its principal executive offices at 1000-409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2.

ITEM 2. IDENTITY AND BACKGROUND.

     S&G Holdings, a Colorado partnership ("S&G Holdings") is the acquiring entity of the securities. S&G Holdings' address is 5198 S. Memphis Ct., Centennial, Colorado 80015. S&G Holdings is a family partnership. The partners consist of Greg Dickey, his wife, Sarah K. Dickey, and two daughters Lauren B. and Allison P. Dickey.

     During the last five years neither S&G Holdings nor any of its partners has not been convicted in a criminal proceeding or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The 4,435,600 shares were issued to S&G Holdings pursuant to the Share Exchange Agreement dated November 12, 2004 in exchange for S&G Holdings' ownership interest in id-Confirm, Inc., ("id-Confirm") a Colorado corporation.

ITEM 4. PURPOSE OF TRANSACTION.

     FCC entered into a share exchange agreement with the shareholders of id-Confirm to acquire the issued voting shares of id-Confirm in exchange for 26,000,000 common voting shares of FCC.

     FCC issued shares to the shareholders of id-Confirm pursuant to a Share Exchange Agreement for the purpose of acquiring certain biometric technology owned by id-Confirm for the expansion of FCC's business.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     S&G Holdings acquired 4,435,600 shares of FCC through the Share Exchange transaction. The 4,435,600 shares represent approximately 6.4% of the outstanding common stock of FCC.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The Share Exchange Agreement between id-Confirm and FCC attached as an exhibit to the Form 8-K filed by FCC on November 17, 2004 is incorporated herein by reference.


                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2005                       S&G Holdings, General Partnership

                                       /s/ Greg Dickey
                                       -----------------------------------.
                                       Greg Dickey, Partner